
13003002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2012 and December 31, 2011

Notes to Financial Statements

Supplemental Schedule as of December 31, 2012

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 27, 2013

By: SPARTAN STORES, INC.
Plan Administrator



By: ______________________
David M. Staples
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 27, 2013

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 29, 2008, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/29/08 Value	3/28/09 Value	3/27/10 Value	3/26/11 Value	3/31/12 Value	3/30/13 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 753.67	$ 730.27	$ 769.78	$ 940.41	$ 929.16

The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011 and increased to $0.08 per common share on June 15, 2012. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.



SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

Rehmann
Business wisdom delivered.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

TABLE OF CONTENTS

	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements for the Years Ended December 31, 2012 and 2011	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-13
Supplementary Information as of December 31, 2012	
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the basic 2012 financial statements and, in our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson LLC

REHMANN ROBSON LLC

June 26, 2013
Grand Rapids, Michigan

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2012	**2011**
ASSETS		
Investments at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 28,476,503	$ 26,829,668
Receivables		
Participant contributions	-	22,473
Notes receivable from participants	995,160	1,144,829
Total receivables	**995,160**	**1,167,302**
Net assets available for benefits at fair value	**29,471,663**	**27,996,970**
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(88,501)	(83,852)
Net assets available for benefits (equal to total assets)	**$ 29,383,162**	**$ 27,913,118**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2012	**2011**
Additions to net assets attributed to		
Contributions		
Participants	$ 1,325,538	$ 1,380,994
Rollover	-	1,456
Total contributions	**1,325,538**	**1,382,450**
Investment income (loss)		
Net appreciation (depreciation) in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	1,811,608	(977,011)
Dividends	861,126	596,988
Total investment income (loss)	**2,672,734**	**(380,023)**
Interest income – notes receivable from participants	55,458	67,789
Total additions	**4,053,730**	**1,070,216**
Deductions from net assets attributed to		
Benefits paid to participants	2,569,512	2,753,389
Administrative expenses	14,245	11,761
Total deductions	**2,583,757**	**2,765,150**
Net increase (decrease) before plan transfers	**1,469,973**	**(1,694,934)**
Transfers from non-union plan	71	-
Net increase (decrease)	**1,470,044**	**(1,694,934)**
Net assets available for benefits		
Beginning of year	27,913,118	29,608,052
End of year	**$ 29,383,162**	**$ 27,913,118**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

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1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan for Union Associates*** (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company") represented by the General Teamsters Union. Prior to July 1, 2008, employees were eligible to participate in the Plan upon attaining age 21 and having six consecutive months of employment with 500 service hours, or 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. Effective July 1, 2008, employees are eligible to participate in the Plan upon attaining age 21 and having completed six months of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions ("rollover") from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the Spartan Stores, Inc. Savings Plus Master Trust (Note 2). As of December 31, 2012, the Plan offered mutual funds, a common collective investment trust and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participants account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan's valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and a narrative description of Level 3 measurements' sensitivity to changes in unobservable inputs. The adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to fair value measurement disclosures.

2. INVESTMENTS

The Plan's investments consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net appreciation (depreciation) for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2012	2011
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 14,872,514	$ (8,020,502)
Common stock	(1,134,353)	614,092
Total net appreciation (depreciation)	**$ 13,738,161**	**$ (7,406,410)**

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

The assets of the Master Trust are summarized as follows at December 31:

	2012	2011
Investments at fair value:		
Alger Small Cap Institutional Fund	$ 3,342,199	$ 2,919,246
American Funds Growth Fund of America	-	18,109,277*
Fidelity Balanced Fund	10,416,527*	9,301,164*
Fidelity Freedom 2005 Fund	280,798	335,081
Fidelity Freedom 2010 Fund	1,606,185	1,476,977
Fidelity Freedom 2015 Fund	5,888,336	5,170,413
Fidelity Freedom 2020 Fund	11,722,033	9,726,410
Fidelity Freedom 2025 Fund	6,959,707	5,665,156
Fidelity Freedom 2030 Fund	10,365,215	8,692,039
Fidelity Freedom 2035 Fund	3,666,787	2,413,247
Fidelity Freedom 2040 Fund	6,529,766	5,773,772
Fidelity Freedom 2045 Fund	507,934	180,757
Fidelity Freedom 2050 Fund	856,021	379,627
Fidelity Freedom 2055 Fund	285,927	-
Fidelity Freedom Income Fund	1,664,846	2,131,601
Fidelity International Discovery Fund	12,362,350*	10,154,974*
Harbor Capital Appreciation Fund Institutional Shares	18,916,931*	-
MFS Massachusetts Investors Trust Fund	11,322,730*	10,309,269*
MFS Value R3 Fund	5,595,883	4,774,699
Nuveen Mid Cap Growth Opportunity Fund	7,374,423	6,688,794
Perkins Mid Cap Value Fund	5,611,623	5,950,915
PIMCO Total Return Fund	22,537,212*	18,568,015*
RS Emerging Markets Fund	972,279	945,900
RS Partners Fund	6,585,716	5,489,517
Spartan Stores, Inc. Common Stock	6,680,728*	7,155,459*
Spartan 500 Index Fund Investor Class	11,150,917	9,239,829
Fidelity Managed Income Portfolio II Fund	20,223,025*	19,823,228*
Total investments	$ 193,426,098	$ 171,375,366
Plan's investment in the Master Trust	$ 28,476,503	$ 26,829,668
Plan's percentage interest in total assets of the Master Trust	14.72%	15.66%

*The Plan's share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan for Union Associates net assets available for benefits.

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3. FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, establishes the framework for measuring fair value used to value the assets or liabilities and prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2012 and 2011:

Mutual funds: Shares held in mutual funds valued at quoted prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common collective investment trust: This investment is a public investment security valued using the NAV provided by Fidelity and is classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: Spartan Stores, Inc. common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2012	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 45,316,089	$ 45,316,089	$ -	$ -
Value funds	11,207,506	11,207,506	-	-
Growth funds	29,633,553	29,633,553	-	-
Equity funds	18,880,725	18,880,725	-	-
Income funds	1,664,846	1,664,846	-	-
Index funds	11,150,917	11,150,917	-	-
Lifecycle funds	48,668,709	48,668,709	-	-
Total mutual funds	166,522,345	166,522,345	-	-
Common Collective Trust	20,223,025	-	20,223,025	-
Common stock	6,680,728	6,680,728	-	-
Total investments held in Master Trust at fair value	**$ 193,426,098**	**$ 173,203,073**	**$ 20,223,025**	**$ -**
2011				
Mutual funds:				
Balanced funds	$ 38,024,153	$ 38,024,153	$ -	$ -
Value funds	10,725,614	10,725,614	-	-
Growth funds	27,717,317	27,717,317	-	-
Equity funds	16,744,686	16,744,686	-	-
Income funds	2,131,601	2,131,601	-	-
Index funds	9,239,829	9,239,829	-	-
Lifecycle funds	39,813,479	39,813,479	-	-
Total mutual funds	144,396,679	144,396,679	-	-
Common Collective Trust	19,823,228	-	19,823,228	-
Common stock	7,155,459	7,155,459	-	-
Total investments held in Master Trust at fair value	**$ 171,375,366**	**$ 151,552,138**	**$ 19,823,228**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2012				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Common Collective Trust:					
Fixed Income Securities	$	20,223,025	$ -	Daily	Daily

	2011				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Common Collective Trust:					
Fixed Income Securities	$	19,823,228	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2012 and 2011:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan, through the Master Trust, has entered into a fully benefit-responsive investment contract with Fidelity Investments (Fidelity). Fidelity maintains contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The common collective trust investment issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the common collective investment trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract; however, the contract is included in the statements of net assets available for benefits at fair value. The contract value of the common collective investment trust held by the Master Trust at December 31, 2012 and 2011 was $19,674,583 and $19,341,589, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on interest rate credited to participants were approximately 1.35% and 1.39% for 2012 and 2011, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The common collective investment trust does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $14,245 and $11,761 for 2012 and 2011, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $93,335,457 and $81,224,446 in such investments as of December 31, 2012 and 2011, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2012 and 2011 represents party-in-interest transactions. The participating plans in the Master Trust together held 417,352 and 372,789 shares of Spartan Stores, Inc. common stock as of December 31, 2012 and 2011, respectively, representing approximately 1.92% and 1.63% of the Company's total outstanding shares as of each of those dates.

Cash dividends of $127,180 and $102,259 were paid to the Master Trust by Spartan Stores, Inc. during 2012 and 2011, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2011, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a common collective investment trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $71 were transferred to the Plan in the normal course of Plan activities during 2012 from the Spartan Stores, Inc. Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain Spartan Stores, Inc. associates who are now participants of this Plan. No asset transfers were made during 2011.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC.
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$ 28,476,503
*	Notes receivable from participants	Notes receivable, maturity 1 – 5 years, with annual interest rates ranging between 5.25% and 10.50%, per annum collateralized by participant account balances	995,160
	Total		**$ 29,471,663**

a) An asterisk in this column identifies a person known to be a party-in-interest.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spartan Stores, Inc.

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794, No. 333-145432, No. 333-161745 and No. 333-186683) for Spartan Stores, Inc., of our report dated June 26, 2013, with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan for Union Associates as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2012 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan for Union Associates for the year ended December 31, 2012.

Rehmann Robson LLC

REHMANN ROBSON LLC

Grand Rapids, Michigan
June 26, 2013